Filed by Vringo, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 (the "Securities Act") and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934 (the "Exchange Act")
Subject Company: Vringo, Inc.
Exchange Act File Number: 001-34785

A copy of the e-mail sent to the stockholders of Innovate/Protect, Inc. by Alexander R. Berger, Chief Operating Officer of Innovate/Protect, Inc.:

To the Common Stockholders of Innovate/Protect, Inc.,

This morning we announced that we have entered into an Agreement and Plan of Merger with Vringo, Inc., a provider of software products for mobile video entertainment and personalization (NYSE Amex: VRNG), and its wholly owned subsidiary, VIP Merger Sub.

Pursuant to this Agreement and Plan of Merger, following the satisfaction or waiver of the applicable closing conditions to the Merger, including a Vringo shareholder vote, our Company will merge with and into VIP Merger Sub, Inc., with our common stockholders receiving, as consideration for their shares in our Company, shares of common stock of Vringo.

As a result of this transaction, following the consummation of the merger, each share of Innovate/Protect common stock will be exchanged for 3.0176 shares of Vringo, subject to adjustment as set forth in the Merger Agreement.

In addition, at the effective time of the Merger, Vringo will issue to the holders of Innovate/Protect capital stock (on a pro rata as-converted basis) an aggregate of 15,959,838 warrants to purchase an aggregate of 15,959,838 shares of Vringo common stock with an exercise price of $1.76 per share.  We estimate this will equal 4/10 of a warrant for each share of I/P common stock.  The warrants expire five years from the date they are issued, and are callable if Vringo stock trades above $5.00 for certain periods of time.

Following the merger, the current stockholders of Innovate/Protect will hold a majority of the voting equity of the combined company.

A copy of the Agreement and Plan of Merger can be found as an Exhibit to the Form 8-K, which Vringo filed this morning with the SEC, and the contents of this letter are qualified, in their entirety, by such 8-K and the terms of the attached agreement.

We will be holding a conference call at 8:45 a.m. this morning to discuss our current business, the pending merger and the combination of our business with that of Vringo.  If you wish to participate, we invite you to join us by dialing:

Toll Free U.S. Call in: 866-770-7051
International:  617-213-8064
Passcode:  62 161 274

We welcome discussing the transaction with you.  Please feel free to call my direct line at (646) 532-6773 if you have any questions.

Best regards,

Alexander R. Berger,
Chief Operating Officer
INNOVATE/PROTECT, INC.

Important Additional Information Will Be Filed with the SEC

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities of Vringo, or Innovate/Protect or the solicitation of any vote or approval.  In connection with the proposed transaction, Vringo will file with the SEC a Registration Statement on Form S-4 containing a proxy statement/prospectus.  The proxy statement/prospectus will contain important information about Vringo, Innovate/Protect, the transaction and related matters.  Vringo will mail or otherwise deliver the proxy statement/prospectus to its stockholders and the stockholders of Innovate/Protect when it becomes available.  Investors and security holders of Vringo and Innovate/Protect are urged to read carefully the proxy statement/prospectus relating to the merger (including any amendments or supplements thereto) in its entirety when it is available, because it will contain important information about the proposed transaction.

Investors and security holders of Vringo will be able to obtain free copies of the proxy statement/prospectus for the proposed merger (when it is available) and other documents filed with the SEC by Vringo through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders of Vringo and Innovate/Protect will be able to obtain free copies of the proxy statement/prospectus for the proposed merger (when it is available) by contacting Vringo, Inc., Attn.: Cliff Weinstein, VP Corporate Development, at 44 W. 28th Street, New York, New York 10001, or by e-mail at cliff@vringo.com.  Investors and security holders of Innovate/Protect will also be able to obtain free copies of the proxy statement/prospectus for the merger by contacting Innovate/Protect, Attn.: Chief Operating Officer, 380 Madison Avenue, 22nd Floor, New York, NY  10017, or by e-mail at info@innovateprotect.com.

Vringo and Innovate/Protect, and their respective directors and certain of their executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the agreement between Vringo and Innovate/Protect. Information regarding Vringo's directors and executive officers is contained in Vringo's Annual Report on Form 10-K for the fiscal year ended December 31, 2010, which was filed with the SEC on March 31, 2011, and in its proxy statement prepared in connection with its 2011 Annual Meeting of Stockholders, which was filed with the SEC on May 25, 2011.  Information regarding Innovate/Protect's directors and officers and a more complete description of the interests of Vringo's directors and officers in the proposed transaction will be available in the proxy statement/prospectus that will be filed by Vringo with the SEC in connection with the proposed transaction.